UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-40333

LARGO INC.

(Translation of registrant's name into English)

1 First Canadian Place,
100 King Street West, Suite 1600

Toronto, Ontario M5X 1G5

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐              Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit No.	Description of Exhibit

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2024 and 2023

99.2	Management's Discussion and Analysis for the three months ended March 31, 2024

99.3	Form 52-109F2 Certification of Interim Filings Full Certificate - CEO

99.4	Form 52-109F2 Certification of Interim Filings Full Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2024

LARGO INC.

By:	/s/ Ernest Cleave
Name:	Ernest Cleave
Title:	Chief Financial Officer